Exhibit 99.21

Tel: 604 688 5421 Fax: 604 688 5132	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

                                                                                                              Direct Line: (604) 443-4732
E-mail: mmadsen@bdo.ca
31-1119889

February 11, 2011

British Columbia Securities Commission
Alberta Securities Commission Ontario Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission
Securities Office Consumer, Corporate and
Insurance Services Division, Prince Edward Island
Toronto Stock Exchange

Re: Keegan Resources Inc. (the "Corporation")

We refer to the short form prospectus of the Corporation dated February 11, 2011 qualifying the distribution of common shares of the Corporation.

We consent to being named in and the use, through the incorporation by reference in the above-mentioned short form prospectus, of our report dated June 23, 2010 to the shareholders of the Corporation on the following financial statements:

  Consolidated balance sheets as at March 31, 2010 and March 31, 2009; and

  Consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended March 31, 2010.
We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission Securities Office Consumer,
Corporate and Insurance Services Division,
Prince Edward Island
Toronto Stock Exchange
February 11, 2011

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

(signed) "BDO CANADA LLP"

Chartered Accountants